Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: **MMI**

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

United States Securities & Exchange Comm.
12g 3-2(b) Exemption No. 82-2682
MESSINA MINERALS INC.

RECEIVED
2007 NOV 27 A 11:13

SUPPL

PRESS RELEASE

October 19, 2007

Messina Minerals (MMI-TSXV) Intersects 10.8% Zinc, 1.3% Lead, 0.7% Copper over 3.92 m at Tulks East

Messina Minerals Inc. (MMI-TSXV) has received results from 9 drill holes testing the Tulks East zinc-lead-copper-silver-gold prospect within the Company's Tulks South Property and located 20 kilometers northeast of the Boomerang/Domino zinc-lead-copper-silver-gold mineral resources also within the Tulks South Property. The Tulks East prospect is comprised of two parallel zinc-mineralized massive sulphide zones; the at-surface B Zone and the larger and slightly deeper A Zone.

Highlights

TE07-103 intersected 3.92 meters of B Zone massive sulphides assaying 10.8% zinc, 1.3% lead, 0.7% copper, 45 g/t silver and 0.6 g/t gold on section 8960E at 35 meters below surface.

TE07-107 intersected 4.53 meters of B Zone massive sulphides assaying 8.2% zinc, 1.2% lead, 0.5% copper, 88 g/t silver and 1.0 g/t gold on section 9010E at 85 meters below surface.

Results

The new drilling confirms the continuity and grade of B Zone zinc-lead-copper-silver-gold mineralization from 8925E to 9010E over a strike length of 85 meters and from surface to a vertical depth of 110 meters.

Nine new holes, TE07-100 to TE07-108, tested the B Zone from 8900E to 9010E along a 110 meter strike length. This area also includes holes drilled by Messina in 2004 (TE04-80, TTE04-82, and TE04-85). Assay results for all holes are tabulated below. TE07-103, -104, and -106 to -108 all intersected B Zone zinc-lead-copper-silver-gold mineralization. TE07-100 to TE07-102 define the western near-surface end of the B Zone, and TE07-105 helps define the top.

07028180

PROCESSED
NOV 30 2007
THOMSON
FINANCIAL

Table: B Zone Assay Results 8900E to 9010E

Hole ID	Line	Elev (m)	From (m)	To (m)	Length (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface		325								
TE07-100	8900E	310	No Significant Result							
TE07-101	8900E	295	No Significant Result							
TE04-80	8925E	310	9.75	12.30	2.55	0.6	0.7	7.5	45	0.6
TE07-102	8925E	275	No Significant Result							
TE07-103	8960E	290	26.93	30.85	3.92	0.7	1.3	10.8	100	0.9
TE04-82	8960E	275	48.40	52.50	4.10	0.6	1.2	6.8	72	0.7
TE07-104	8960E	250	66.90	71.50	4.60	0.2	0.1	2.0	8	0.1
TE04-85	8990E	315	11.00	11.75	0.75	0.1	6.2	11.4	147	0.4
TE07-105	9010E	285	No Significant Result							
TE07-106	9010E	260	58.90	61.10	2.20	0.4	0.2	4.3	88	0.1
TE07-107	9010E	240	99.62	104.2	4.53	0.5	1.2	8.2	88	1.0
TE07-108	9010E	215	116	120.70	4.75	0.7	0.3	5.1	35	0.6

Drilling continues to test the B Zone east of 9010E and where A Zone sulphides are expected. The drill program is designed to provide sufficient density of drilling, and also to upgrade the quality of specific gravity and other technical parameters versus historic information, to permit an estimate of the mineral resources at both the B Zone and a zinc-enriched portion of the adjacent A Zone. The drill program is targeting B Zone and A Zone massive sulphide mineralization from surface to approximately 350 meters vertical depth.

Messina Minerals Inc. is exploring for zinc-lead-copper-silver-gold massive sulphide deposits in central Newfoundland, Canada on its extensive 383 square kilometer mineral lands, in a region known historically for its zinc resources and where the Company has outlined indicated/inferred mineral resources at "Boomerang" and "Domino". Messina's strategy is to test its properties for zinc-copper mineralization that is conceptually within truck-hauling distance of Boomerang/Domino indicated/inferred mineral resources and which could, subject to positive exploration and other test results, be additive to the Company's zinc-lead-copper-silver-gold resource base.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and who has reviewed and is responsible for the technical data contained in this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

— 30 —

United States Securities & Exchange Comm.
12g3-2(b) Exemption No. 82-2682
MESSINA MINERALS INC.

MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

October 19, 2007

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on October 19, 2007 through the facilities of Marketwire via Canadian Timely Disclosure Network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

DATED this 19th day of October, 2007

"Peter Tallman"

Peter Tallman, President

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: **MMI**

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

October 19, 2007

Messina Minerals (MMI-TSXV) Intersects 10.8% Zinc, 1.3% Lead, 0.7% Copper over 3.92 m at Tulks East

Messina Minerals Inc. (MMI-TSXV) has received results from 9 drill holes testing the Tulks East zinc-lead-copper-silver-gold prospect within the Company's Tulks South Property and located 20 kilometers northeast of the Boomerang/Domino zinc-lead-copper-silver-gold mineral resources also within the Tulks South Property. The Tulks East prospect is comprised of two parallel zinc-mineralized massive sulphide zones; the at-surface B Zone and the larger and slightly deeper A Zone.

Highlights

TE07-103 intersected 3.92 meters of B Zone massive sulphides assaying 10.8% zinc, 1.3% lead, 0.7% copper, 45 g/t silver and 0.6 g/t gold on section 8960E at 35 meters below surface.

TE07-107 intersected 4.53 meters of B Zone massive sulphides assaying 8.2% zinc, 1.2% lead, 0.5% copper, 88 g/t silver and 1.0 g/t gold on section 9010E at 85 meters below surface.

Results

The new drilling confirms the continuity and grade of B Zone zinc-lead-copper-silver-gold mineralization from 8925E to 9010E over a strike length of 85 meters and from surface to a vertical depth of 110 meters.

Nine new holes, TE07-100 to TE07-108, tested the B Zone from 8900E to 9010E along a 110 meter strike length. This area also includes holes drilled by Messina in 2004 (TE04-80, TTE04-82, and TE04-85). Assay results for all holes are tabulated below. TE07-103, -104, and -106 to -108 all intersected B Zone zinc-lead-copper-silver-gold mineralization. TE07-100 to TE07-102 define the western near-surface end of the B Zone, and TE07-105 helps define the top.

Table: B Zone Assay Results 8900E to 9010E

Hole ID	Line	Elev (m)	From (m)	To (m)	Length (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface		325								
TE07-100	8900E	310	No Significant Result							
TE07-101	8900E	295	No Significant Result							
TE04-80	8925E	310	9.75	12.30	2.55	0.6	0.7	7.5	45	0.6
TE07-102	8925E	275	No Significant Result							
TE07-103	8960E	290	26.93	30.85	3.92	0.7	1.3	10.8	100	0.9
TE04-82	8960E	275	48.40	52.50	4.10	0.6	1.2	6.8	72	0.7
TE07-104	8960E	250	66.90	71.50	4.60	0.2	0.1	2.0	8	0.1
TE04-85	8990E	315	11.00	11.75	0.75	0.1	6.2	11.4	147	0.4
TE07-105	9010E	285	No Significant Result							
TE07-106	9010E	260	58.90	61.10	2.20	0.4	0.2	4.3	88	0.1
TE07-107	9010E	240	99.62	104.2	4.53	0.5	1.2	8.2	88	1.0
TE07-108	9010E	215	116	120.70	4.75	0.7	0.3	5.1	35	0.6

Drilling continues to test the B Zone east of 9010E and where A Zone sulphides are expected. The drill program is designed to provide sufficient density of drilling, and also to upgrade the quality of specific gravity and other technical parameters versus historic information, to permit an estimate of the mineral resources at both the B Zone and a zinc-enriched portion of the adjacent A Zone. The drill program is targeting B Zone and A Zone massive sulphide mineralization from surface to approximately 350 meters vertical depth.

Messina Minerals Inc. is exploring for zinc-lead-copper-silver-gold massive sulphide deposits in central Newfoundland, Canada on its extensive 383 square kilometer mineral lands, in a region known historically for its zinc resources and where the Company has outlined indicated/inferred mineral resources at "Boomerang" and "Domino". Messina's strategy is to test its properties for zinc-copper mineralization that is conceptually within truck-hauling distance of Boomerang/Domino indicated/inferred mineral resources and which could, subject to positive exploration and other test results, be additive to the Company's zinc-lead-copper-silver-gold resource base.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and who has reviewed and is responsible for the technical data contained in this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8250
Email: info@messinaminerals.com
Web: www.messinaminerals.com

United States Securities & Exchange Comm.
12g 3-2(b) Exemption No. 82-2682
MESSINA MINERALS INC.

PRESS RELEASE

November 6, 2007

Messina Minerals Boomerang Area Exploration

Messina Minerals Inc. (MMI-TSXV) has contracted Quantec Geoscience Ltd to perform geophysical surveying during 2007 using the 'Titan 24 Deep Earth Imaging' system in the Boomerang area within the Tulks South Property located in central Newfoundland.

Messina's geological work to date indicates potential for additional discoveries of zinc-lead-copper-silver-gold massive sulphide mineralization in the vicinity of the indicated/inferred mineral resources at "Boomerang" and "Domino" (NR June 21, 2007). The Titan 24 geophysical survey is designed to identify targets adjacent to Boomerang and Domino, as well as within the "Zinc Zone" and "Baxter Pond Offset" prospects in the immediate area.

The Titan 24 Deep Earth Imaging system is considered to be the most advanced electrical earth imaging technology available. Measuring parameters of DC (resistivity), IP (chargeability) and MT (magnetotelluric resistivity), the Titan 24 measures to depths of 750 meters with IP and to depths of more than 1.5 kilometers with MT data. These depths and multi-parameter data make the system one of the best options available for obtaining subsurface information related to geologic structure and for the direct detection of mineral deposits.

Messina Minerals Inc. is exploring for zinc-lead-copper-silver-gold massive sulphide deposits in on its extensive 383 square kilometer mineral lands, in a region known historically for its zinc resources and where the Company has outlined indicated/inferred mineral resources at "Boomerang" and "Domino". Messina is currently drill testing the Tulks East and Main Zone prospects located 20 kilometers northeast of Boomerang. Messina's strategy is to test its properties for zinc-copper mineralization that is additive to the Company's zinc-lead-copper-silver-gold resource base.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and who has reviewed and is responsible for the technical data contained in this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release

END